October 21, 2024

Alberto Rosende
Chief Executive Officer
M2i Global, Inc.
885 Tahoe Blvd.
Incline Village, Nevada 89451
Nevada 89451

       Re: M2i Global, Inc.
           Offering Statement on Form 1-A
           Filed October 4, 2024
           File No. 024-12517
Dear Alberto Rosende:

       We have reviewed your offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. We note that you plan to offer and sell shares of common stock at a fixed price between $0.75 to $2.75 per share. We also note your disclosure that on October 3,
       2024, the last reported sale price of our common stock was $0.17 per share. As of
       October 10, 2024, your stock price is also $0.17 per share. Please confirm that you have provided a bona fide price range within which you presently plan to offer and sell securities. Include a detailed analysis describing why your price range is bona fide, and address how this is consistent with the fixed price of $0.10 contemplated in your recent registration statement on Form S-1, effective as of October 9, 2024. Please also see Rule 251(d)(3)(i)(F), which requires that the offering "be commenced within two calendar days after the qualification date . . . and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date." October 21, 2024
Page 2
Risk Factors
A valuation at this stage in the Company's lifecycle is difficult to assess, page 14

2. We note your statement that the Transaction Fee "is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation A and the limit each investor may invest pursuant to
       Regulation A, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly." Revise to further state, if true, that the price per share represents a valuation higher than management determined.
Bonus Shares; Discounted Price for Certain Investors
Volume Perks, page 25

3. We note your disclosure that "[i]nvestors in the highest bracket of these Bonus Shares will pay an effective price of approximately $1.46 per share before the Investor
       Processing Fee, a discount of approximately 17%." Please similarly provide the effective prices at the $5,000 and $10,000 investment tiers. In addition, clarify whether investors will pay a transaction fee on the Bonus Shares.
4. Please disclose whether certain investors will be unable to receive the Bonus Shares if you have issued all of the shares from the Bonus Share pool, and if so, disclose how you will notify potential investors that the maximum number of Bonus Shares have already been issued and are no longer available.
General

5. You disclose the company is offering up to 14,285,714 shares of common stock and
       2,857,142 Bonus Shares. Please include the Bonus Shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A. In addition, include the Bonus Shares and the
       Transaction Fee investors will pay in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form
       1-A and throughout the offering circular. Wherever you state the price range and assumed price per share, revise to include the Transaction Fee. Further, confirm that the Transaction Fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).
6. We note your disclosure on the cover page that "investors will be required to pay a
       Transaction Fee to the Company . . . equal to 2.0% of the subscription price." We also note that "Transaction Fee," "Investor Fee," "Investor Transaction Fee," "Ancillary
       Fee," and "Investor Processing Fee" appear to be used interchangeably throughout the filing. Please advise or, alternatively, to avoid confusion, consider using a single defined term throughout the offering statement.
7. We note your recent registration statement on Form S-1, effective as of October 9,
       2024, pursuant to which certain stockholders are offering for resale on a continuous basis up to 38,837,500 shares at a price of $0.10 per share. Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent resale will have on the value of the common stock offered and the volume of common
 October 21, 2024
Page 3

       stock that is available for resale.

       In connection therewith, please note that forward incorporation is not permitted by
       Form 1-A, and therefore you may need to affirmatively include certain future developments in your offering statement via either an amendment to the offering statement or a supplement filed pursuant to Rule 253(g). Please confirm your understanding of the requirement that the offering statement contain "any other material information necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not
       misleading.    Refer to Rule 252(a) of Regulation A. Please ensure that
you will
       consider when a supplement or post-qualification amendment is required, depending on the facts and circumstances of any changes to your offering and revise your disclosure as appropriate.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Darrin Ocasio